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                                                                    EXHIBIT 4.13

                                   TRANSLATION

                                TENANCY AGREEMENT

                                                                    No: 20040101

Party A: DongGuan Houjie Town Chong Hing Trading Company

Party B: Jetcorwn Industrial (DongGuan) Ltd

      The both parties through sufficient negotiation, Party A agrees to let the factory to Party B. The Parties agree to the following terms and conditions: -

1     LOCATION OF FACTORY AND AREA

Party A owns the factory situate at Wan Kong "Ma Tsui" (name of the land). Area of the factory is 5,224 square meters, area of dormitory is 2,054 square meter, area of electricity room is 112 square meter (area in total is 7,390 square meters). The property can be used for production of electronic, plastic and metals.

2.    RENTAL PERIOD AND PAYMENT

      The factory and dormitory provided by Party A at DOLLARS EIGHT AND CENTS FIFTY RENMINBI (RMB8.5) per square meter per month. The rental shall be DOLLARS SIXTY-TWO THOUSAND EIGHT HUNDRED AND FIFTEEN RENMINBI (RMB62,815). The rental period shall be from 1 January 2004 to 31 July 2004. Party B has to pay monthly rental before the 15th day of each month. If the rental becomes overdue, a late charge can be charged by Party A (the late charge is 1/1000 of monthly rental).

      Party B shall pay to Party A a guarantee sum of DOLLARS TWO HUNDRED THOUSAND RENMINBI (RMB 200,000). Upon the expiry of the contract, Party A shall refund the guarantee sum to Party B. If Party B terminated the contract before the commence date, the guarantee sum cannot be refund. After receiving the guarantee amount, if the termination is proposed by Party A, it has to compensate double of the guarantee sum.

3.    THE RIGHTS AND OBLIGATIONS OF THE PARTIES

      1. Party A has to assist Party B during the production and development period on preparing relevant documents. Party B has to compliance with the Country policy, obey to the management policy of the province and district, payment for tax and other expenses of the district, province, and perform safety production.

      2. Party A has to provide water and electricity to the outside of the factory, the other facility will be responsible by Party B. Party B has to purchase factory and facility insurance based on Enterprise Management Regulation of the Country.

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        3.    During the production process, if Party B intends to decorate the factory structure, negotiation with Party A is necessary. Party B has to bear for repairment during the usage. If there is any loss arise from the occurrence of natural disasters, both parties should handle the case through negotiation.

        4. Party A has to issue official rental receipt for tax purpose, tax payment was borne by Party B until future negotiation.

4. During the tenancy period, Party B is allowed to sublet the property to third party, Party B will secure the rental payment can be received by Party A every month. Termination of the agreement will be negotiated by both parties.

5. The aforementioned terms and conditions have been agreed by both parties, This agreement shall be effective after signing by the parties. The agreement has two copies, Party A and B shall each have one copy, all of these having equal validity.

        Party A : DongGuan Houjie Town Chong Hing Trading Company

        Representative: Signed and Chopped

        Party B: Jetcrown Industrial (Dongguan) Ltd

        Representative: Signed and Chopped

        Date of contract: 1 January 2004